UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
       HERRON, HAROLD F.
       877 NORTH 8TH WEST
       RIVERTON, WY  82501
   USA
2. Issuer Name and Ticker or Trading Symbol
       U.S. ENERGY CORP.
       USEG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
       MAY 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   VICE PRESIDENT
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |52,486             |D     |                           |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |21,013             |D (a) |                           |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |2,895              |I (b) |BY WIFE                    |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|05/29/|A   | |624               |A  |NIL        |6,231              |I (c) |ESOP BENEF.                |
TOCK                       |98    |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|05/29/|A   | |10,450            |A  |NIL        |64,651             |I (d) |RELATIVES' ESOP            |
TOCK                       |98    |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |155,811            |I (e) |ESOP TRUSTEE               |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |12,000             |I (f) |CUSTODIAL                  |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |125,556            |I (g) |BY PLATEAU                 |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |12,612             |I (h) |BY RUBY                    |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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    $.01 PAR VALUE COMMON S|N/A   |    | |NONE              |   |N/A        |1,581              |I (i) |BY NWG                     |
TOCK                       |      |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
STOCK OPTION (RIGHT TO|$2.90/SH|NONE |    | |-0- -0-    |A,D|04/15|04/14|COMMON STOCK|11,000 |N/A    |11,000      |D  |            |
 BUY)                 |        |     |    | |           |   |/92  |/02  |            |       |       |            |   |            |
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SEE FOOTNOTE (j)      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
a) Includes 18,900 shares and 2,113 subject to forfeiture. The 18,900 shares, issued under the USEG Restricted Stock Bonus Plan, are deemed
"earned out" by the Reorting Person: (i) if he is continuously employed by USEG until he retires; (ii) if he becomes disabled; (iii) upon his death, or (iv) if the shares are claimed within three years following the occurrence of (i), (ii) or (iii). The 2,113 shares, issued under the 1996 Stock Award program, vest at the rate of 20% each year over a five year period and are subject to the forfeiture conditions noted previously. The treasurer of USEG holds the shares in trust for the benefit of the Reporting Person, while the non-employee directors of USEG exercise shared voting and dispositive rights over all 21,013 shares. The shares do not come under the control of the Reporting Person until termination of employment. The total number of shares is presently reported; distributions to the Reporting Person will not be separately reported. The acqusitions of the shares by the Reporting
Person from both the Bonus Plan and the Award Program are exempt under Rule
16-b3.
b)   Consists of shares held directly by the Reporting Person's wife.
c) Consists of shares held in the U.S. Energy Corp. Employee Stock Ownership Plan ( the "ESOP") in an account established for the benefit of the
Reporting
Person.
d) Consists of shares held in ESOP accounts established to benefit members of the Reporting Person's "immediate family", as that term is defined in
Rule 16 (a-1(e), in accordance with Rule
16a-8(b)(2).
e) Consists of shares held in the ESOP which are not allocated to accounts established for the benefit of specific plan participants. The Reporting Person, as an ESOP Trustee, exercises the voting powers with respect to such unallocated shares.
f) Consists of shares indirectly held by the Reporting Person through his minor children. The Reporting Person is Custodian over 3,000 shares, while his brother-in-law, Mark J. Larsen, is Custodian over 9,000 shares for the children under the Wyoming Uniform Transfers to Minors Act.
g) Consists of shares held by Plateau Resources Limited ("Plateau"), a wholly-owned subsidiary of USEG. The Reporting Person is an officer and director of both USEG and Plateau. The Reporting Person is not a controlling shareholder of Plateau, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by Plateau, under Rule 16a-1(a)(2)(iii).
h) Consists of shares held by Ruby Mining Company ("Ruby") a subsidiary of USEG. The Reporting Person is an officer and director of both USEG and Ruby. The Reporting Person is not a controlling shareholder of Ruby, and therefore the Reporting Person does not have a pecuniary interest in the USEG shares held by Ruby, under Rule
16a-1(a)(2)(iii).
i) Consists of shares held by Northwest Gold, Inc. ("NWG"), a subsidiary of USEG. The Reporting Person is an officer and director of both USEG and
NWG. The Reporting Person is not a controlling shareholder of NWG, and therefore the Reporting Person does not have a pecuniary interest in the
USEG shares held by NWG, under Rule
16a-1(a)(2)(iii).
j)   Right to buy held by Plateau, which expired without exercise has been deleted.
NOTE:    Pursuant to SEC Rule 16a-1(a)(2), information on Plateau, Ruby and NWG is not required, however, Registrant has undertaken
              comprehensive disclosure and reports shares held by Plateau, NWG and Ruby as indirectly owned by the Reporting Person.
              The Reporting Person disclaims beneficial and pecuniary interest in the shares reported under footnotes b, d, e, f, g, h and i.
SIGNATURE OF REPORTING PERSON
   /s/   HAROLD F. HERRON
DATE
   JULY 13, 1998